Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

February 21, 2012

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:

Exxon Mobil Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011; amended February 28, 2011

Response letter dated January 11, 2012

File No. 1-02256

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of February 7, 2012.

We also acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Stephen Littleton at 972-444-1290.

Sincerely,

By:

/s/ Patrick T. Mulva

-----------------------------------------------

Name:

Patrick T. Mulva

Title:

Vice President and Controller

Enclosure

c:

Mark Wojciechowski

ExxonMobil’s Response to the

Comments Included in the SEC Letter of February 7, 2012

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements, page 62

Supplemental Information on Oil and Gas Exploration and Production Activities, page 103

Oil and Gas Reserves, page 107

1.

We note your response to prior comment number six from our letter dated December 7, 2011.  For the reasons cited in our prior comment, we continue to believe that your natural gas liquid proved reserves are significant.  We also believe that footnote disclosure of NGL reserves does not adequately address the disclosure requirements of FASB ASC paragraph 932-235-50-4.  In this regard, we note that footnote disclosure of NGL reserves would not result in the separate disclosure of crude oil quantities (including condensate).  In future filing, revise your tabular presentation of reserve quantities under this section to separately disclose reserve quantities attributable to crude oil (including condensate) and natural gas liquids. Make similar revisions to the presentation appearing on page 6.

In response to your comment, in future filings we will expand our disclosure to break out proved reserves for natural gas liquids from crude oil proved reserves.  We will remove natural gas liquids from liquids shown in the tables in our 2010 Form 10-K on pages 6 and 109 and will add a new column to the current year tables to show natural gas liquids proved reserves separately.